

May 30, 2014

<u>Via E-mail</u>
Mr. Brian R. Evans
Chief Financial Officer
The GEO Group, Inc.
One Park Place
621 NW 53rd Street
Suite 700
Boca Raton, FL 33487

>   **Re: The GEO Group, Inc.**
>   **Form 10-K for year ended December 31, 2013**
>   **Filed on March 3, 2014**
>   **File No. 001-14260**

Dear Mr. Evans:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53</u>

1.   We note your use of funds from operations (FFO) and net operating income (NOI) in your press release. Please explain to us whether you consider these metrics to be key performance indicators. To the extent that you do consider FFO and NOI to be key performance indicators, tell us why you have not included a discussion of these metrics in your MD&A.

Financial Statements

Notes to Consolidated Financial Statements, page 95

1. Summary of Business Organization, Operations and Significant Accounting Policies, page 95

Revenue Recognition, page 105

2.   Please tell us how you complied with paragraph 2e-h of ASC 605-25-50 or tell us how you determined it was not necessary to disclose this information.

17. Income Taxes, page 143

3.   We note you recorded an adjustment for the Impact of your REIT election during 2013. We further note that you made your REIT election during 2012. Please tell us the nature of the 2013 adjustment and tell us how you determined that this adjustment relates to 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Senior Staff Accountant